WAL★MART
MEXICO

03 JAN 30 AM 7:21

FILE N°
82-4609

January 28, 2003

Mr. Paul Dudek, Chief
Office of International Corpora
Securities and Exchange Co
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

03003549

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the press release and the reports on shares repurchase for December 2002 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART
MEXICO

FILE N°
82-4609

EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001

COTIZA EN BOLSA MEXICANA DE VALORES

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RECORD SALES FOR 2002

Mexico City, January 9, 2003

During 2002:

- **The Company's sales amounted to $ 105,806 million pesos (US $ 10.2 billion).**
- **Invested $ 5 billion pesos (US $ 486 million).**
- **Created more than 8 thousand new direct jobs.**

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the year 2002 the Company achieved its highest sales ever, as they amounted to $ 105,806 million pesos, equivalent to US $ 10,193 million. This figure represents a 13.1% real increase over the previous year, once the period's inflation is accounted for. Comparable stores sales during the year, meaning all those units that have been in operation for over a year, registered an increase of 3.7% compared to the year 2001, also in real terms.

Regarding the sales level achieved by the Company, Eduardo Castro, Chief Executive Officer of Wal-Mart de Mexico said: "We are deeply grateful to the 548 million customers that during the year trusted us by visiting our stores throughout the country; we also recognize the effort and dedication of our 92,708 associates, who made this achievement possible. During this new year we will continue investing in modernization, training of our associates, new units, distribution centers, and information systems to bring our products to more consumers in the country at every day low prices, according to our basic principle: the customer comes first."

Eduardo Castro went on to say that by offering 'Every Day Low Prices' at all our stores throughout the country WALMEX directly supports regional development and contributes to job creation and a higher level of economic activity, thus benefiting thousands of families that can improve on their personal economy and well being.

During the year 2002, WALMEX invested $ 5,044 million pesos (US $ 486 million) and created 8,101 new direct jobs. The number of customers that visited our stores was 13% higher than the figure recorded in 2001, and the growth in comp-stores customers was 3.3%.

For the month of December 2002, sales were $ 14,651 million pesos, equivalent to US $ 1,411 million, an amount that represents a 5.0% real increase over the same month of the previous year. Comparable stores sales during the month, registered a decrease in real terms of 1.9% compared to the same month of 2001. The number of comp-stores customers during the month increased 1.1% with respect to the month of December last year.

If sales generated by the Mexico's City Government vouchers auction that the Company won in December 2001, sales growth for the month of December would have been 11.7% for total stores, and 4.4% for comparable stores.

	December		January – December	
	2002	2001	2002	2001
Total sales growth (%)	5.0	15.5	13.1	14.7
Comparable sales growth (%)	(1.9)	6.4	3.7	5.7

Considering the five-week period from November 30, 2002 to January 3, 2003 that compares with the five-week period ending January 4, 2002, as well as the fifty-two week period from January 5, 2002 to January 3, 2003 and that compares with the fifty-two week period that ended January 4, 2002, sales growth was as follows:

	5 weeks		52 weeks	
	2002	2001	2002	2001
Total sales growth (%)	5.8	15.2	13.0	14.5
Comparable sales growth (%)	(1.1)	6.2	3.6	5.4

Openings during the month of December:

1 Sam's Club in Mexico City
1 Bodega in Toluca, Estado de Mexico
1 Restaurant in Puerto Vallarta, Jalisco

Openings during 2002:

FORMAT	# OF UNITS
Sam's Club	4
Bodega	13
Wal-Mart Supercenter	13
Superama	1
Restaurants	19
TOTAL	***50***

Fourth Quarter Results Release Date:

The Company informs that Fourth Quarter Results will be released next February 10, 2003.

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 595 retail units:

50	Sam's Club
116	Bodega
75	Wal-Mart Supercenter
44	Superama
50	Suburbia
260	Restaurants, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

December 4,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
04/12/2002	BUY	9,500	SOCIAL	21.70	206,150	ACCIV	Balance as of last report	29,098,600	554,531,721
04/12/2002	BUY	6,000	SOCIAL	21.79	130,740	ACCIV			
04/12/2002	BUY	300	SOCIAL	21.81	6,543	ACCIV			
04/12/2002	BUY	143,700	SOCIAL	21.82	3,135,534	ACCIV			
04/12/2002	BUY	25,000	SOCIAL	21.85	546,250	ACCIV			
04/12/2002	BUY	25,000	SOCIAL	21.90	547,500	ACCIV			
							Balance as of current report	29,308,100	554,322,221
								Balance as of last report	Balance as of current report
TOTAL		209,500			4,572,717		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	637,215,730	36,531,699	600,684,045	-
Balance as of current report	641,788,447	36,794,715	604,993,746	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

December 18,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
18/12/2002	BUY	102,600	SOCIAL	21.30	2,185,380	ACCIV	Balance as of last report	29,308,100	554,322,221
							Balance as of current report	29,410,700	554,219,621
								Balance as of last report	Balance as of current report
TOTAL		102,600			2,185,380		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	641,788,447	36,794,715	604,993,746	-
Balance as of current report	643,973,827	36,923,524	607,050,317	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

December 20,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
20/12/2002	BUY	12,000	SOCIAL	21.45	257,400	ACCIV	Balance as of last report	29,410,700	554,219,621
20/12/2002	BUY	122,000	SOCIAL	21.49	2,621,780	ACCIV			
20/12/2002	BUY	30,800	SOCIAL	21.48	661,584	ACCIV			
20/12/2002	BUY	767,800	SOCIAL	21.60	16,584,480	ACCIV			
20/12/2002	BUY	67,400	SOCIAL	21.50	1,449,100	ACCIV			
							Balance as of current report	30,410,700	553,219,621
								Balance as of last report	Balance as of current report
TOTAL		1,000,000			21,574,344		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	643,973,827	36,923,524	607,050,317	-
Balance as of current report	665,548,171	38,178,969	627,369,216	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

December 23,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
23/12/2002	BUY	290,200	SOCIAL	20.70	6,007,140	ACCIV	Balance as of last report	30,410,700	553,219,621
23/12/2002	BUY	20,000	SOCIAL	20.84	416,800	ACCIV			
23/12/2002	BUY	98,700	SOCIAL	20.90	2,062,830	ACCIV			
23/12/2002	BUY	31,600	SOCIAL	20.95	662,020	ACCIV			
							Balance as of current report	30,851,200	552,779,121
								Balance as of last report	Balance as of current report
TOTAL		440,500			9,148,790		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	665,548,171	38,178,969	627,369,216	-
Balance as of current report	674,696,961	38,731,993	635,964,982	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.